UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

WESTLAKE CHEMICAL PARTNERS LP
(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS, NO PAR VALUE
(Title of Class of Securities)

960417103
(CUSIP Number)

March 29, 2019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 960417103	13D

1	NAMES OF REPORTING PERSONS
TTWF LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,122,230 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,122,230 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,122,230

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.13% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Includes (i) 14,122,230 common units representing Westlake Chemical Partners LP (“Issuer”) limited partnership interests held by WPT LLC over which TTWF LP may be deemed to share beneficial ownership.

(2)	Based upon 35,188,189 common units representing Issuer limited partnership interests outstanding as of March 29, 2019, which information was provided by Issuer on March 29, 2019.

CUSIP No. 960417103	13D

1	NAMES OF REPORTING PERSONS
TTWFGP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,401,869

	8	SHARED VOTING POWER
14,122,230 (1)

	9	SOLE DISPOSITIVE POWER
1,401,869

	10	SHARED DISPOSITIVE POWER
14,122,230 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,524,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.12% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes (i) 14,122,230 common units representing Issuer limited partnership interests held by WPT LLC over which TTWFGP LLC may be deemed to share beneficial ownership.

(2)	Based upon 35,188,189 common units representing Issuer limited partnership interests outstanding as of March 29, 2019.

CUSIP No. 960417103	13D

1	NAMES OF REPORTING PERSONS
Albert Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
96,435

	8	SHARED VOTING POWER
15,551,374 (1)

	9	SOLE DISPOSITIVE POWER
96,435

	10	SHARED DISPOSITIVE POWER
15,551,374 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,647,809

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.47% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes (i) 14,122,230 common units representing Issuer limited partnership interests held by WPT LLC over which Albert Chao may be deemed to share beneficial ownership, (ii) 1,401,869 common units representing Issuer limited partnership interests held by TTWFGP LLC over which Albert Chao may be deemed to share beneficial ownership, (iii) 9,093 common units representing Issuer limited partnership interests held by AYC 1996 Trust over which Albert Chao may be deemed to share beneficial ownership, (iv) 9,091 common units representing Issuer limited partnership interests held by John Tsung-Chen Chao 2012 Exempt Trust over which Albert Chao may be deemed to share beneficial ownership and (v) 9,091 common units representing Issuer limited partnership interests held by Carolyn Tsung-Ju Chao Sabat 2012 Exempt Trust over which Albert Chao may be deemed to share beneficial ownership.

(2)	Based upon 35,188,189 common units representing Issuer limited partnership interests outstanding as of March 29, 2019.

CUSIP No. 960417103	13D

1	NAMES OF REPORTING PERSONS
James Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
55,000

	8	SHARED VOTING POWER
15,524,099 (1)

	9	SOLE DISPOSITIVE POWER
55,000

	10	SHARED DISPOSITIVE POWER
15,524,099 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,579,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.27% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes (i) 14,122,230 common units representing Issuer limited partnership interests held by WPT LLC over which James Chao may be deemed to share beneficial ownership and (ii) 1,401,869 common units representing Issuer limited partnership interestsheld by TTWFGP LLC over which James Chao may be deemed to share beneficial ownership.

(2)	Based upon 35,188,189 common units representing Issuer limited partnership interests outstanding as of March 29, 2019.

CUSIP No. 960417103	13D

1	NAMES OF REPORTING PERSONS
Dorothy C. Jenkins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,524,099 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,524,099 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,524,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.12% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes 14,122,230 common units representing Issuer limited partnership interests held by WPT LLC over which Dorothy C. Jenkins may be deemed to share beneficial ownership and (ii) 1,401,869 common units representing Issuer limited partnership interests held by TTWFGP LLC over which Dorothy C. Jenkins may be deemed to share beneficial ownership.

(2)	Based upon 35,188,189 common units representing Issuer limited partnership interests outstanding as of March 29, 2019.

Item 1.  Security and Issuer.

Security
Common units representing Issuer’s limited partnership interests, no par value (“Common Units”)

Name of Issuer
Westlake Chemical Partners LP (“Issuer”)

Principal Executive Offices of Issuer
2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

Item 2 (a). Name of Person Filing:

This Schedule 13D is being filed by and on behalf of the following persons (the “Reporting Persons”)*:

(i)	TTWF LP (“TTWF”);
(ii)	TTWFGP LLC (“TTWFGP”);
(iii)	Albert Chao;
(iv)	James Chao; and
(v)	Dorothy C. Jenkins.

Westlake Chemical Corporation (“Westlake”) owns 100% of Westlake Olefins LLC, which owns 100% of Westlake Chemical Investments, Inc., which owns 100% of Westlake Polymers LLC, which owns 100% of WPT LLC (“WPT”), which is the holder of record of 14,122,230 Common Units. TTWF is the holder of record of 92,010,554 shares of common stock of Westlake and may be deemed to share beneficial ownership of the Common Units of which WPT is the record owner. TTWFGP serves as the general partner of TTWF and may be deemed to share beneficial ownership of the Common Units of which WPT is the record owner.

Two trusts held for the benefit of the members of the Chao family – including Albert Chao, James Chao and Dorothy C. Jenkins – are the managers of TTWFGP. The limited partners of TTWF are five trusts held principally for the benefit of the members of the Chao family, including Albert Chao, James Chao and Dorothy C. Jenkins, and two corporations owned, directly or indirectly, by certain of these trusts and by other entities owned by the Chao family, including Albert Chao, James Chao and Dorothy C. Jenkins. Albert Chao, James Chao and Dorothy C. Jenkins share voting and dispositive power with respect to the Common Units of which WPT is the record owner.

* Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13D is being filed on behalf of each of them.

Item 2 (b).                Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is c/o Westlake Chemical Partners LP, 2801 Post Oak Boulevard, Suite 600, Houston, Texas, 77056.

Item 2 (c).                Present Principal Occupation or Employment:

(i)  TTWF is a private investment holding company.

(ii)  TTWFGP is a private investment management company.

(iii)  Albert Chao is President and Chief Executive Officer of Westlake, with its principal address at 2801 Post Oak Boulevard, Suite 600, Houston, Texas, 77056.

(iv)  James Chao is Chairman of the Board of Directors of Westlake, with its principal address at 2801 Post Oak Boulevard, Suite 600, Houston, Texas, 77056.

(v)  Dorothy C. Jenkins is a Director of Westlake, with its principal address at 2801 Post Oak Boulevard, Suite 600, Houston, Texas, 77056.

Item 2 (d).                Criminal Proceedings

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e).                Civil Proceedings

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and none of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f).                Citizenship:

TTWF is a Delaware limited partnership. TTWFGP is a Delaware limited liability company. Albert Chao is a citizen of the United States. James Chao is a citizen of the United States. Dorothy Jenkins is a citizen of the United States.

Item 3.                    Source or Amount of Funds or Other Consideration.

On March 26, 2019, TTWFGP entered into that certain Common Unit Purchase Agreement, by and among Issuer, TTWFGP, and the other purchasers party thereto (the “Purchase Agreement”) pursuant to which TTWFGP agreed to purchase 1,401,869 Common Units (the “Purchased Units”) from Issuer in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

The aggregate purchase price for the Purchased Units under the Purchase Agreement was $29,999,996.60, which was funded by capital contributions to TTWFGP by its members, which are two trusts held principally for the benefit of the members of the Chao family, including Albert Chao, James Chao and Dorothy C. Jenkins.

Item 4.                    Purpose of Transaction.

TTWFGP acquired the Purchased Units for investment in the ordinary course of business.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, increasing or decreasing their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the acquisition or disposition of Common Units and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of  Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Units. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one  or more of the actions described  in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.                    Interest in Securities of the Issuer.

(a)

The responses of the Reporting Persons to rows (7) through (13) of the cover pages hereto are herein incorporated by reference.  The Reporting Persons beneficially own the Common Units reported herein.  There were 35,188,189 Common Units outstanding as of March 29, 2019, which information was provided by Issuer on March 29, 2019.

(b)

The responses of the Reporting Persons to rows (7) through (13) of the cover pages hereto are herein incorporated by reference.

TTWF is the holder of record of 92,010,554 shares of common stock of Westlake and may be deemed to share beneficial ownership of the Common Units of which WPT is the record owner.  The 14,122,230 Common Units of which WPT is the record owner, over which TTWF may be deemed to share beneficial ownership, constitute the number of Common Units listed in Item 11 of TTWF’s respective cover page. TTWF disclaims beneficial ownership of the 14,122,230 Common Units of which WPT is the record owner.

On March 29, 2019, TTWFGP became the record owner of 1,401,869 Common Units. TTWFGP serves as the general partner of TTWF and may be deemed to share beneficial ownership of the Common Units of which WPT is the record owner. The Common Units of which TTWFGP is the record owner, together with the 14,122,230 Common Units of which WPT is the record owner, over which TTWFGP may be deemed to share beneficial ownership, add up to the number of Common Units listed in Item 11 of TTWFGP’s respective cover page. TTWFGP disclaims beneficial ownership of the 14,122,230 Common Units of which WPT is the record owner. TTWFGP also disclaims beneficial ownership of Common Units over which Albert Chao and over which James Chao have sole voting and dispositive power.

Albert Chao is the record owner of 96,435 Common Units. As a trustee of each of AYC 1996 Trust, John Tsung-Chen Chao 2012 Exempt Trust and Carolyn Tsung-Ju Chao Sabat 2012 Exempt Trust, Albert Chao may be deemed to share beneficial ownership of the Common Units of which each trust is the record owner. The Common Units of which Albert Chao is the record owner, together with the 14,122,230 Common Units of which WPT is the record owner, over which Albert Chao may be deemed to share beneficial ownership, the 1,401,869 Common Units of which TTWFGP is the record owner, over which Albert Chao may be deemed to share beneficial ownership, the 9,093 Common Units of which AYC 1996 Trust is the record owner, over which Albert Chao may be deemed to share beneficial ownership, the 9,091 Common Units of which John Tsung-Chen Chao 2012 Exempt Trust is the record owner, over which Albert Chao may be deemed to share beneficial ownership and the 9,091 Common Units of which Carolyn Tsung-Ju Chao Sabat 2012 Exempt Trust is the record owner, over which Albert Chao may be deemed to share beneficial ownership, add up to the number of Common Units listed in Item 11 of Albert Chao’s respective cover page. Albert Chao disclaims beneficial ownership of the 14,122,230 Common Units of which WPT is the record owner, the 1,401,869 Common Units of which TTWFGP is the record owner, the 9,093 Common Units of which AYC 1996 Trust is the record owner, the 9,091 Common Units of which John Tsung-Chen Chao 2012 Exempt Trust is the record owner and the 9,091 Common Units of which Carolyn Tsung-Ju Chao Sabat 2012 Exempt Trust is the record owner, except in each case to the extent of his pecuniary interest therein. Albert Chao disclaims beneficial ownership of Common Units over which his brother, James Chao, and over which TTWFGP have sole voting and dispositive power.

James Chao is the record owner of 55,000 Common Units. The Common Units of which James Chao is the record owner, together with the 14,122,230 Common Units of which WPT is the record owner, over which James Chao may be deemed to share beneficial ownership, and the 1,401,869 Common Units of which TTWFGP is the record owner, over which James Chao may be deemed to share beneficial ownership, add up to the number of Common Units listed in Item 11 of James Chao’s respective cover page. James Chao disclaims beneficial ownership of the 14,122,230 Common Units of which WPT is the record owner and the 1,401,869 Common Units of which TTWFGP is the record owner, except to the extent of his pecuniary interest therein. James Chao disclaims beneficial ownership of Common Units over which his brother, Albert Chao, and over which TTWFGP have sole voting and dispositive power.

The 14,122,230 Common Units of which WPT is the record owner, over which Dorothy C. Jenkins may be deemed to share beneficial ownership, and the 1,401,869 Common Units of which TTWFGP is the record owner, over which Dorothy C. Jenkins may be deemed to share beneficial ownership, add up to the number of Common Units listed in Item 11 of Dorothy C. Jenkins’s respective cover page. Dorothy C. Jenkins disclaims beneficial ownership of the 14,122,230 Common Units of which WPT is the record owner and the 1,401,869 Common Units of which TTWFGP is the record owner, except to the extent of her pecuniary interest therein.

(c)

Except as disclosed herein, the Reporting Persons have not effected any transactions in the Common Units during the past sixty days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

References to the Purchase Agreement in Item 3 hereto are herein incorporated by reference.

In connection with the closing of the transactions contemplated by the Purchase Agreement, Issuer, TTWFGP and the other purchasers party to the Purchase Agreement entered into a Registration Rights Agreement on March 29, 2019 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Issuer is required to file a registration statement (the “Registration Statement”) by April 26, 2019 that will register for public resale the unregistered Common Units sold to TTWFGP and use its commercially reasonable efforts to cause the Registration Statement to become effective as soon as practicable thereafter. If the Registration Statement is not declared effective by the earlier of (i) if the Registration Statement is subject to review by the Securities and Exchange Commission (the “Commission”), ninety (90) days following the date on which the Partnership has filed the Registration Statement with the Commission, and (ii) if the Registration Statement is not subject to review by the Commission, ten (10) days following the date of receipt of such notice from the Commission, Issuer will be required to pay liquidated damages as calculated in accordance with the Registration Rights Agreement.

Item 7.                     Material to Be Filed as Exhibits.

Exhibit No.	Document
1	Joint Filing Agreement, dated as of April 8, 2019.
2
Registration Rights Agreement, by and between Westlake Chemical Partners LP and the purchasers party thereto, dated as of March 29, 2019 (incorporated by reference to Exhibit 4.1 of Issuer’s Form 8-K filed on March 29, 2019).

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 8, 2019

TTWF LP

By:	TTWFGP LLC its General Partner

By:	/s/ Albert Chao
Name: Albert Chao
Title: Authorized Representative

By:	/s/ James Chao
Name: James Chao
Title: Authorized Representative

TTWFGP LLC

By:	/s/ Albert Chao
Name: Albert Chao
Title: Authorized Representative

By:	/s/ James Chao
Name: James Chao
Title: Authorized Representative

/s/ James Chao
James Chao

/s/ Dorothy C. Jenkins
Dorothy C. Jenkins

/s/ Albert Chao
Albert Chao

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13D (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Date:  April 8, 2019

TTWF LP

By:	TTWFGP LLC its General Partner

By:	/s/ Albert Chao
Name: Albert Chao
Title: Authorized Representative

By:	/s/ James Chao
Name: James Chao
Title: Authorized Representative

TTWFGP LLC

By:	/s/ Albert Chao
Name: Albert Chao
Title: Authorized Representative

By:	/s/ James Chao
Name: James Chao
Title: Authorized Representative

/s/ James Chao
James Chao

/s/ Dorothy C. Jenkins
Dorothy C. Jenkins

/s/ Albert Chao
Albert Chao